Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
May 13, 2011
VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated January 5, 2011
Cole Real Estate Income Trust, Inc. (f/k/a Cole Advisor Corporate Income REIT, Inc.)
Amendment No. 1. to Registration Statement on Form S-11, filed December 6, 2010
File No. 333-169535
Dear Mr. Dang:
     On behalf of our client, Cole Real Estate Income Trust, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated January 5, 2011 (the “Comment Letter”), with respect to the Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on December 6, 2010. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting changes to the Registration Statement discussed below. Page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

Duc Dang
Securities and Exchange Commission
May 13, 2011

General
1.	We have reviewed your response to comment 2 from our letter dated October 21, 2010. Please be advised that we will not be in a position to declare your registration effective until such time as the Office of Mergers and Acquisitions has completed its review of your request for no-action relief.

The Staff’s comment is duly noted.
How is an investment in shares of your comment stock different from investing in shares of listed REIT?, page 3
2.	We note your response to comment 11. To provide balance, please revise to highlight the lack of liquidity associated with your shares and clarify that while the NAV may be less correlated with the market, shareholders’ ability to access such value is limited to the redemption plan, which may also be modified, suspended, or terminated at your option.

In response to this comment, the Company has revised its disclosure on page 4.
Q: Will I be charged upfront selling commissions?, page 7
3.	We refer to your statement that you have no upfront selling commissions, but that you will instead pay ongoing distribution fees to your dealer manager. Please include a statement here and elsewhere in the prospectus, as appropriate, that you will be liable for these fees until such time as underwriting compensation limits have been reached, if true.

In response to this comment, the Company has revised its disclosure throughout the document to note that the Company will pay dealer manager fees until the date at which, in the aggregate, underwriting compensation from all sources, including the dealer manager fee and other underwriting compensation paid by the Company and the advisor and its affiliates, equals 10% of the gross proceeds from the Company’s primary offering (i.e., excluding proceeds from sales pursuant to the Company’s distribution reinvestment plan).

Duc Dang
Securities and Exchange Commission
May 13, 2011

Valuation Policies, page 18
4.	We note the revised disclosure that you expect to experience a portfolio premium over time. Please clarify your use of the term “portfolio premium” and provide your basis for such expectation in the appropriate section.

The Company refined its valuation methodologies and determined to move away from including as a possible component of NAV a portfolio premium separate from a “sum-of-the-parts” approach to valuing a portfolio of real estate assets. Accordingly, the Company has revised the disclosure throughout the Registration Statement to strike the reference to portfolio premium, which it no longer anticipates will be reflected in NAV.
Use of Proceeds, page 56
5.	Considering the distribution fee will paid for several years after your escrow period ends and may be sourced by offering proceeds and would not be available for investment, it would appear appropriate to include an estimated dealer-manager distribution fee for the length of the offering. Please tell us why disclosure of the maximum fee is not material.

The Company believes its current use of proceeds presentation is both fair and accurate in terms of substance and compliant in terms of form with Industry Guide 5 and the requirements of Item 504 of Regulation S-K (Use of Proceeds). The Company respectfully notes that Item 3 of Industry Guide 5 and the example table provided in Appendix I of Industry Guide 5, both of which relate to the use of proceeds, focus on upfront, non-recurring fees and expenses that will be paid from offering proceeds. The Company properly discloses the amount of estimated investable net proceeds from the offering on page 58; separately, the Company discloses clearly all fees and expenses that will be payable over time by the Company to the advisor and its affiliates (including the reallowable dealer manager fee) and provides estimates where feasible (see pages 21 — 23 and 97 — 100). The full range of possible sources for paying such fees, including to the extent that cash flow from operations and borrowings are not sufficient, proceeds from sales of shares in the Company’s continuous offering, are prominently disclosed in a number of sections of the prospectus, including use of proceeds itself.

Duc Dang
Securities and Exchange Commission
May 13, 2011

Item 504 states that a registrant should state the principal purposes for which the net proceeds from the offering “are intended to be used and the approximate amount intended to be used for each such purpose.” As disclosed on page 58 of the Registration Statement, during the first year after the escrow period, the Company may use up to the lesser of 1% of its offering proceeds or $20,000,000, along with cash from operations, to pay for items included within the definition of “underwriting compensation,” even though they do not constitute upfront selling commissions, while the Company grows its portfolio of real estate and real estate related assets. This amount is deducted from gross proceeds in compliance with Item 504 to arrive at the amount of net proceeds. As a result, the Company anticipates that over the duration of the entire offering between 99% and 99.5% of the aggregate gross offering proceeds will be available for investment in real estate, real estate related and other assets as described in the prospectus, and it is the Company’s intention to use the proceeds for that purpose.

After the end of the escrow period the Company’s NAV per share will reflect the net value of such investments, as augmented by income and gains or reduced by expenses (including fees) and losses over time. Given that the Company expects that approximately 99% of the aggregate gross offering proceeds will be available for investment during the first year and it is the Company’s intention to use the proceeds for that purpose, the Company respectfully submits that it would be potentially misleading to estimate the aggregate amount of dealer manager fees that might become payable over a much longer period and are likely to be funded from cash flow from operations and then show that amount on “day one” as a deduction from gross offering proceeds. The “net proceeds” shown as a result of such presentation would not reflect the actual timing and amount of the dealer-manager fee; and amount, in effect, to a semi-projection of NAV on a “actual worst case scenario,” when in fact the Company will disclose actual NAV on a daily basis. The Company respectfully further submits that disclosure of proceeds after netting out the maximum dealer-manager fee would be inconsistent with Industry Guide 5 and the requirements of Item 504, and would not aid an investor’s understanding of the actual structure and economics of the offering.

The Company also requests that the Staff review the additional disclosure (including the illustrative tabular disclosure) added to the Registration Statement concerning the calculation of daily NAV on pages 79 — 80 in its consideration of the Company’s response to this comment. The Company respectfully submits that the proper and most meaningful disclosure to investors of ongoing fees is not in the Use of Proceeds section but in the Valuation Policies section, where the calculation of daily NAV (including the effect of actual ongoing fees and expenses) is discussed in both the text and tabular disclosure.

Duc Dang
Securities and Exchange Commission
May 13, 2011

6.	We refer to your disclosure in the third paragraph that after your first year you expect all distribution costs will be paid from operating cash flow. In the event your operating cash flow is not sufficient to cover these costs, please clarify if costs may be paid from offering proceeds or borrowings. Also, if you are able to exceed the 1% limitation after the first year, please tell us how you have determined that 99% of the gross offering proceeds will be available for investment over the duration of this offering.

In response to this comment, the Company has revised its disclosure on page 59 to note that in the event cash flow from operations is not sufficient to cover distribution costs after the first year the Company may pay these distribution costs from borrowings or offering proceeds. Please also refer to response to comment 5.

7.	Please clarify if you are able to use offering proceeds to pay the advisory fee and record keeping fee, or if such fees will be deferred until such time as you have operating cash flow with which to pay such fees.

In response to this comment, the Company has revised its disclosure on page 59. Please also refer to response to comment 6. The Company has determined not to pay a record keeping fee; accordingly, references to this fee have been omitted from the Registration Statement.
The Advisor, page 84
8.	We note your response to comment 23 and the revised disclosure on page 84 referring to your advisor’s affiliates. Please revise to clarify if your advisor will have any assets with which to remedy any breach of fiduciary duty.

In response to the this comment, the Company has revised it disclosure on page 95.
Compensation, page 91
9.	Please include a footnote to the Upfront Selling Commission that investors will be subject to any fees charged by their broker for purchasing your securities.

In response to the this comment, the Company has revised it disclosure on page 99.

Duc Dang
Securities and Exchange Commission
May 13, 2011

10.	We refer to your disclosure on page 154 that you may pay a shareholder servicing fee to certain broker-dealers. Please include this fee in the Compensation section. If this fee is to be paid out of funds payable to the transfer agent as part of its record keeping fees, please clarify here and in the Plan of Distribution section.

The Company will no longer pay a shareholder servicing fee (or a record keeping fee). Accordingly, the Company has revised the disclosure throughout the Registration Statement to strike the reference to shareholder servicing fee and record keeping fee.
Prior Performance Summary, page 106
Adverse Business and Other Developments, page 111
Distributions and Redemptions, page 112
11.	We note your disclosure that there was not sufficient cash available for Cole Credit Property Trust I’s share redemption program in 2008, 2009 and 2010. Please discuss whether any redemption requests have not been satisfied and include the amount of redemption requests outstanding. If the redemption program has been suspended, please explain. Please also include any related risk factors in the risk factors section.

In response to this comment, the Company has revised its disclosure to include the amount of redemption requests outstanding in the Cole Credit Property Trust I share redemption program on page 119. The Company notes that Cole Credit Property Trust I’s shares were offered privately. The Cole Credit Property Trust I redemption program was designed for a private company, whereby redemption requests would be processed as funds were available and the redemption program has never been suspended. Given that the Cole Credit Property Trust I share redemption program has not been suspended, the Company has not included a risk factor regarding the Cole Credit Property Trust I share redemption program. Although a risk factor regarding the Cole Credit Property Trust I share redemption program was not added, the Company respectfully directs the Staff to the risk factor appearing on pages 26 — 27 of the Registration Statement beginning with, “An investment in shares of our common stock will have limited liquidity...” which discusses the risk that stockholders’ ability to redeem their shares of the Company’s common stock may be limited.

12.	We note your disclosure that requests to redeem 3.9 million shares went unfilled by Cole Credit Property Trust II’s share redemption program. Please clarify if these were invalid redemption requests or if they remain outstanding. If they are outstanding requests, include the dollar amount of the redemption requests outstanding.

The Company has revised its disclosure on page 120 to clarify that all redemption requests were valid and that unfulfilled redemption requests are not automatically carried over to a subsequent redemption period and are therefore not considered outstanding.

Duc Dang
Securities and Exchange Commission
May 13, 2011

Financial Statements and Notes
Note 3 — Summary of Significant Accounting Policies
Organization and Offering Expenses, page F-5
13.	Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date. In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

In response to this comment, the Company has revised its disclosure on page F-5 to disclose the amount of organization and offering costs incurred to date by the Company’s advisor.
     If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.
Very truly yours,
/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Kristina Aberg Kimberly J. Smith David H. Roberts